Exhibit 4.1
[English Translation from the Hebrew Original]
Protocol from a Meeting of the Board of Directors Held on March 11, 2007
A quorum was present and participating.
[other items intentionally deleted]
Increase the Option Plan with an Additional 500,000 Options
     Doron Birger stated that very few options remain to be granted under the 2003 option plan and recommended increasing the plan by an additional 500,000 options to one million.
RESOLVED: to increase the number of options under the plan by an additional 500,000 to one million options.